SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                 EEX Corporation
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                              (Name of the Issuer)


                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)


                                    26842V108
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                                 (CUSIP Number)


                                Scott A. Arenare
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  May 30, 2002
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             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]



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                                                                     Page 2 of 7


                                  SCHEDULE 13D
CUSIP NO. 26842V108
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Warburg, Pincus Equity Partners, L.P.
         I.D. # 13-3986317
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [x]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

         WC
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                        [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
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NUMBER                             7      SOLE VOTING POWER
OF                                                    0
SHARES                             ---------------------------------------------
BENEFICIALLY                       8      SHARED VOTING POWER
OWNED                                                 19,845,000*
BY                                 ---------------------------------------------
EACH                               9      SOLE DISPOSITIVE POWER
REPORTING                                             0
PERSON                             ---------------------------------------------
WITH                               10     SHARED DISPOSITIVE POWER
                                                      19,845,000*
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          19,845,000*
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31.8%**
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14        TYPE OF REPORTING PERSON
          PN
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*    Represents (i) 9,922,500 shares of Common Stock issuable upon exercise of the Series A Warrants (as defined herein) at an exercise price of $12 per share; (ii) 2,362,500 shares of Common Stock issuable upon exercise of the Series B Warrants (as defined herein) at an exercise price of $12 per share; and (iii) 7,560,000 shares of Common Stock issuable upon exercise of the Series C Warrants (as defined herein) at an exercise price of $12 per share. Each of the Series A Warrants, Series B Warrants and Series C Warrants become exercisable after August 31, 1999. However, the Series C Warrants will be exercisable only as a stock appreciation right unless the Company, prior to July 30, 2002, elects to allow the Series C Warrants to be exercised for shares of Common Stock.

** Based on the number of shares reported as outstanding as of April 30, 2002 by the Company in its Quarterly Report on Form 10-Q for the three months ended March 31, 2002.



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                                                                     Page 3 of 7


                                  SCHEDULE 13D
CUSIP NO. 26842V108
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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Warburg, Pincus & Co.
         I.D. # 13-6358475
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [x]
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

         N/A
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                        [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
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NUMBER                             7      SOLE VOTING POWER
OF
SHARES                             ---------------------------------------------
BENEFICIALLY                       8      SHARED VOTING POWER
OWNED                                                 21,000,000*
BY                                 ---------------------------------------------
EACH                               9      SOLE DISPOSITIVE POWER
REPORTING
PERSON                             ---------------------------------------------
WITH                               10     SHARED DISPOSITIVE POWER
                                                      21,000,000*
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          21,000,000*
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          33.1%**
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14        TYPE OF REPORTING PERSON
          PN
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*    Represents (i) 10,500,000 shares of Common Stock issuable upon exercise of the Series A Warrants (as defined herein) at an exercise price of $12 per share; (ii) 2,500,000 shares of Common Stock issuable upon exercise of the Series B Warrants (as defined herein) at an exercise price of $12 per share; and (iii) 8,000,000 shares of Common Stock issuable upon exercise of the Series C Warrants (as defined herein) at an exercise price of $12 per share. Each of the Series A Warrants, Series B Warrants and Series C Warrants become exercisable after August 31, 1999. However, the Series C Warrants will be exercisable only as a stock appreciation right unless the Company, prior to July 30, 2002, elects to allow the Series C Warrants to be exercised for shares of Common Stock.

** Based on the number of shares reported as outstanding as of April 30, 2002 by the Company in its Quarterly Report on Form 10-Q for the three months ended March 31, 2002.



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                                                                     Page 4 of 7


                                  SCHEDULE 13D
CUSIP NO. 26842V108
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC)
          I.D. # 13-3536050
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [x]
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3        SEC USE ONLY
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4         SOURCE OF FUNDS

          N/A
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5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS                        [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
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6          CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
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NUMBER                             7      SOLE VOTING POWER
OF
SHARES                             ---------------------------------------------
BENEFICIALLY                       8      SHARED VOTING POWER
OWNED                                                 21,000,000
BY                                 ---------------------------------------------
EACH                               9      SOLE DISPOSITIVE POWER
REPORTING
PERSON                             ---------------------------------------------
WITH                               10     SHARED DISPOSITIVE POWER
                                                      21,000,000
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           21,000,000
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12        CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                                     [ ]
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           33.1%**
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14         TYPE OF REPORTING PERSON
           OO
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*    Represents (i) 10,500,000 shares of Common Stock issuable upon exercise of the Series A Warrants (as defined herein) at an exercise price of $12 per share; (ii) 2,500,000 shares of Common Stock issuable upon exercise of the Series B Warrants (as defined herein) at an exercise price of $12 per share; and (iii) 8,000,000 shares of Common Stock issuable upon exercise of the Series C Warrants (as defined herein) at an exercise price of $12 per share. Each of the Series A Warrants, Series B Warrants and Series C Warrants become exercisable after August 31, 1999. However, the Series C Warrants will be exercisable only as a stock appreciation right unless the Company, prior to July 30, 2002, elects to allow the Series C Warrants to be exercised for shares of Common Stock.

** Based on the number of shares reported as outstanding as of April 30, 2002 by the Company in its Quarterly Report on Form 10-Q for the three months ended March 31, 2002.



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                                                                     Page 5 of 7


EXPLANATORY NOTE

     This Amendment No. 1 amends the Schedule 13D filed on behalf of Warburg, Pincus Equity Partners, L.P., a Delaware limited partnership ("WPEP"), Warburg, Pincus & Co., a New York general partnership ("WP"), and Warburg Pincus LLC (f/k/a E.M. Warburg, Pincus & Co., LLC), a New York limited liability company ("WPLLC") on May 18, 1999, relating to the common stock, par value $0.01 per share, of EEX Corporation, a Delaware corporation (the "Company"). Unless the context otherwise requires, references herein to the "Common Stock" are to the common stock of EEX Corporation, par value $0.01 per share.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER..

     Item 6 of the Schedule 13D is hereby amended by adding a new second paragraph thereto as follows:

          On May 29, 2002, the Purchasers entered into a Voting Agreement and Irrevocable Proxy (the "Voting Agreement") with Newfield Exploration Company, a Delaware corporation ("Newfield"), pursuant to which, among other things, the Purchasers agreed to vote their shares of Series B Preferred Stock in favor the merger of a wholly owned subsidiary of Newfield with and into the Company (the "Merger"). Pursuant to the Merger, the shares of Series B Preferred Stock owned by the Purchasers will be converted into an aggregate of 4,700,000 shares of Newfield's common stock, par value $.01 per share ("Newfield Common Stock"), and shares of Common Stock will be converted into .05703 shares of Newfield Common Stock. The Voting Agreement provides, among other things, that Newfield will purchase all outstanding Warrants owned by the Purchasers for an aggregate purchase price of $10.00 and that the Registration Rights Agreement, dated January 8, 1999, among the Company and the Purchasers will be terminated, in each case at the effective time of the Merger. The Purchasers have the right to terminate the Voting Agreement if, prior to the effective time, the consideration offered in the Merger is changed or Newfield purchases shares of Common Stock on the open market at a price that is higher than the consideration holders of Common Stock would receive in the Merger.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Voting Agreement and Irrevocable Proxy, dated as of May 29, 2002, among Newfield Exploration Company, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.



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                                                                     Page 6 of 7


                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: May 30, 2002                     WARBURG, PINCUS EQUITY
                                        PARTNERS, L.P.

                                        By: Warburg, Pincus & Co.
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Scott A. Arenare
                                            Partner


Dated: May 30, 2002                     WARBURG, PINCUS & CO.

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Scott A. Arenare
                                            Partner


Dated: May 30, 2002                     WARBURG PINCUS LLC

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Scott A. Arenare
                                            Managing Director



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                                                                     Page 7 of 7


                                  EXHIBIT INDEX

Exhibit 1 Voting Agreement and Irrevocable Proxy, dated as of May 29, 2002, among Newfield Exploration Company, Warburg, Pincus Equity Partners, L.P., Warburg, Pincus Netherlands Equity Partners I, C.V., Warburg, Pincus Netherlands Equity Partners II, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V.